Exhibit 99.1

CEOs of Gauzy and Research Frontiers Participate in Joint Interview with Benzinga All Access

Eyal Peso (GAUZ) and Joseph Harary (REFR) discuss the companies’ partnership, the recent announcement about
Ferrari’s use of Suspended Particle Device (SPD) technology and future projects using SPD

Interview now available and can be viewed at this link

NEW YORK and TEL AVIV, Israel – November 6, 2024 – Gauzy Ltd. (Nasdaq: GAUZ), a global leader in light and vision control technology, and Research Frontiers Inc. (Nasdaq: REFR), the developers and licensors of SPD-SmartGlass™, today announced that the CEOs of both companies – Eyal Peso of Gauzy and Joseph Harary of Research Frontiers – participated in a joint interview with Benzinga All Access. The interview is now available and can be viewed by clicking this link.

During the interview, Peso and Harary discussed Ferrari’s recent selection of Gauzy as its strategic supplier and the iconic automotive manufacturer’s decision to incorporate Suspended Particle Device (SPD) technology licensed by Gauzy from Research Frontiers on a mass production level for the first time on one of its prestigious models. The CEOs also highlighted the significant growth opportunities ahead for smart glass, especially SPD, for passenger vehicles, architectural and aircraft applications, as well as for other new uses.

SPD technology is already being utilized – and continues to gain momentum – across automotive and aeronautics – two of Gauzy’s core industries served – for several reasons. SPD offers numerous benefits for manufacturers and their end-users, including comfort and convenience, safety, aesthetics, ease of maintenance, energy-efficiency, thermal comfort and more. As a result, the SPD smart glass market is expected to grow by a compound annual growth rate of 9.9% from 2024-2031, reaching $13.4 billion in value by the end of 2031.

In addition to Ferrari, numerous luxury and mass-market global automotive manufacturers have already implemented SPD smart glass into the designs of their vehicles, including McLaren, Mercedes and Cadillac, which all offer automobiles with sunroofs that contain this type of technology. This technology is also expected to be widely adopted in upcoming mass-market cars.

Moreover, in aeronautics, increasing demand from aircraft manufacturers to provide passengers with better light control and comfort has led to several prominent OEMs incorporating SPD technology into the cabins on commercial airplanes, business jets and helicopters. Gauzy is currently the leading Tier 1 supplier in cabin shading in business jets, with a growing presence in commercial aircrafts, and is a trusted supplier and partner of Gulfstream, Embraer, Bombardier and others.

Gauzy is a strategic investor and licensee of Research Frontiers. SPD uses specially-engineered nanoparticles suspended and distributed throughout a flexible film which is laminated directly into glass or other transparent substrates, enabling the dynamic and various control of light. The technology allows up to 99% blocking of visible light to shade interiors, increases head space in vehicles by at least 5 centimeters, and can extend driving ranges in electric vehicles, all while extending visibility for increased safety and enhancing future-facing automotive designs.

Benzinga All Access is a first-of-its-kind show, which features informative, in-depth conversations with company executives across a wide range of industries and asset classes. The show is streamed each weekday on Benzinga’s homepage as well as its YouTube channel.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

About Research Frontiers

Research Frontiers (Nasdaq: REFR) is a publicly traded technology company and the developer of patented SPD-Smart light-control film technology which allows users to instantly, precisely and uniformly control the shading of glass or plastic products, either manually or automatically. Research Frontiers has licensed its smart glass technology to numerous companies that include well known chemical, material science and glass companies. Products using Research Frontiers’ smart glass technology are being used in tens of thousands of cars, aircraft, yachts, trains, homes, offices, museums and other buildings. For more information, please visit our website at www.SmartGlass.com, and on Facebook, Twitter, LinkedIn and YouTube.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

For Gauzy

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com

For Research Frontiers

Media/Investors:

Joseph Harary, President and CEO

info@smartglass.com